

May 15, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Series U Junior Subordinated Debentures due June 1, 2085 of NEXTERA ENERGY
CAPITAL HOLDINGS, INC., guaranteed by NextEra Energy, Inc., under the Exchange
Act of 1934.

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com